

09047517

LATHAM&WATKINS LLP

555 Eleventh Street, N.W., Suite 1000
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Tel: +1.202.637.2200 Fax: +1.202.637.2201
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December 16, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: **QinetiQ Group plc – File No. 82-34944**
Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Dear Sir or Madam:

On behalf of QinetiQ Group plc and pursuant to Rule 12g3-2(b) under the Exchange Act, enclosed herewith please find:

- Regulatory Announcement – QinetiQ Group plc ("the Company") – Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons, dated May 26, 2009
- Regulatory Announcement – QinetiQ Group plc ("the Company") – QinetiQ Board Change, dated May 21, 2009
- Regulatory Announcement – QinetiQ Group plc ("the Company") – Audited Preliminary Results (Part 1), dated May 21, 2009
- Regulatory Announcement – QinetiQ Group plc ("the Company") – Audited Preliminary Results (Part 2), dated May 21, 2009
- Regulatory Announcement – QinetiQ Group plc ("the Company") – Audited Preliminary Results (Part 3), dated May 21, 2009
- Regulatory Announcement – QinetiQ Group plc ("the Company") – Audited Preliminary Results (Part 4), dated May 21, 2009
- Regulatory Announcement – QinetiQ Group plc ("the Company") – Notice of Results, dated May 15, 2009
- Regulatory Announcement – QinetiQ Group plc ("the Company") – Director/PDMR Shareholding – Purchase of Ordinary Shares of QinetiQ, dated May 14, 2009

dlw 1/4

LATHAM&WATKINS LLP

- Regulatory Announcement – QinetiQ Group plc ("the Company") – QinetiQ Announces the Disposal of its Underwater Systems Business, dated May 14, 2009
- Regulatory Announcement – QinetiQ Group plc ("the Company") – TR-1: Notification of Major Interests in Shares, dated May 13, 2009
- Regulatory Announcement – QinetiQ Group plc ("the Company") – TR-1: Notification of Major Interests in Shares, dated May 11, 2009
- Regulatory Announcement – QinetiQ Group plc ("the Company") – QinetiQ Strengthens Presence in US Cyber Security Market Through Acquisition of Cyveillance, Inc, dated May 6, 2009
- Regulatory Announcement – QinetiQ Group plc ("the Company") – TR-1: Notification of Major Interests in Shares, dated April 30, 2009
- Regulatory Announcement – QinetiQ Group plc ("the Company") – Voting Rights and Capital, dated April 29, 2009
- Regulatory Announcement – QinetiQ Group plc ("the Company") – TR-1: Notification of Major Interests in Shares, dated April 29, 2009

All information and documents furnished under the cover of this letter are furnished on the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact me at (202) 637-2346.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,



Nicholas Yunes
of LATHAM & WATKINS LLP

Enclosures

I. REG-QINETIQ GROUP PLC DIRECTOR/PDMR SHAREHOLDING

Released: 26/05/2009
com:20090526:RnsZ8178S

RNS Number : 8178S

QinetiQ Group plc
26 May 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

The information listed below relates to transactions notified in accordance with DTR3.1.2.

QinetiQ Group plc (the "Company") announces that it received notification on 22 May 2009 from Sir David Lees of the following purchases of ordinary shares of 1 penny each in the Company ("Ordinary Shares"), namely:

Name of Director	No of Ordinary Shares	Price Per Share	Percentage of issued class acquired
Sir David Lees	5000	144.608p	0.00757%
Sir David Lees (through the Sir David Lees ISA)	5000	144.24p	0.00757%

As a result of the above, the interests of Sir David Lees in the Company's Ordinary Shares are as follows:

Name of Director	No. of Ordinary Shares	Percentage of issued class acquired
Sir David Lees	83,000	0.12566%

The transaction described above took place on 22 May 2009 in the United Kingdom and related to Ordinary Shares held by Sir David Lees. No connected persons of Sir David Lees participated in the disclosed transaction.

Lynton D. Boardman
Company Secretary

26 May 2009
END

END

RDSSEMFDMSUSEFI

II. REG-QINETIQ GROUP PLC DIRECTORATE CHANGE

Released: 21/05/2009
com:20090521:RnsU6092S

RNS Number : 6092S

QinetiQ Group plc
21 May 2009

QinetiQ Board Change

Non-Executive Directorate Appointment

QinetiQ Group plc, the international defence and security technology company, is pleased to announce the appointment of Mark Elliott as an independent non-executive director to the QinetiQ Board with effect from 1 June 2009. It is the Board's intention that Mr Elliott will assume the role of Chairman when Sir John Chisholm retires from the QinetiQ Board at the AGM in 2010. In the interim Mr Elliott will be replacing Dr Peter Fellner who will be stepping down from the Board at the close of the Company's AGM on 4 August 2009.

Mr Elliott has enjoyed a long and distinguished career with IBM between 1970 and 2008, having occupied a number of senior management positions including General Manager, IBM Europe, Middle East and Africa, where he was responsible for IBM's operations in over 120 countries. In addition, he sat on IBM's Worldwide Management Council. He currently serves as non-executive director on the boards of Reed Elsevier Group PLC (in respect of which he is also Chairman of the Remuneration Committee), Reed Elsevier NV and G4S plc.

Commenting on the announcement Sir John Chisholm, Chairman of QinetiQ said: "I'd like to thank Peter for his contribution to the Group over the past five years and would like to wish him well for the future. I'm delighted to welcome Mark to the Board. He is an outstanding candidate, selected from a very high quality field. He has extensive experience in technology based services as well as a broad range of international experience which will be beneficial to the company moving forward. In addition, his non executive directorships at two UK plcs gives him a formidable base from which to contribute to QinetiQ's future growth."

There are no other matters requiring disclosure under LR 9.6.13.

- EN D S -

David Bishop, QinetiQ +44(0)7920 108675
Chris Barrie/Andrew Hey, Citigate Dewe Rogerson +44 (0)20 7638 9571

END

BOAQBLFLKEBXBBK

III. REG-QINETIQ GROUP PLC PRELIMINARY RESULTS FOR YEAR - PART 1

Released: 21/05/2009
com:20090521:RnsU6157S

RNS Number : 6157S

QinetiQ Group plc
21 May 2009

Audited Preliminary Results

For the year ended 31 March 2009

QinetiQ is an international provider of technology-based services and solutions to the defence, security and related markets. It operates principally in the UK and North America with operations also in Australia.

A year of strong performance

Highlights

	2009	2008	Change %
Business Performance			
Revenue	£1,617.3m	£1,366.0m	18%
Underlying operating profit	£155.0m	£127.0m	22%
Underlying profit before tax	£130.2m	£109.0m	19%
Underlying earnings per share	15.9p	13.4p	18.7%
Total dividend per share	4.75p	4.25p	11.8%
Statutory Results			
Operating Profit	£131.5m	£76.4m	72%
Profit before Tax	£114.0m	£51.4m	122%
Basic earnings per share	14.3p	7.2p	99%

* Organic group revenue growth1 of 7%;
* North America now constitutes 47% (2008: 40%) of total Group revenue;
* Underlying operating margin up to 9.6% (2008: 9.3%);
* Strong underlying operating cash conversion of 105% (2008: 77%);
* Group's position in intelligence and cyber security strengthened with recent acquisitions; and
* Part sale of Cody Gate Ventures and agreement to dispose of Underwater Systems, to generate £37m of proceeds.

Commenting on the results, Graham Love, Chief Executive Officer, said:

"This has been another good year of all-round progress for the Group. We have achieved good organic growth, have continued to transition our UK business and strengthened our offering through targeted acquisitions made during the year. We have improved operating margins, generated strong cashflow and won new contracts in growth markets. These results demonstrate the strength of our operations.

We have started the new financial year with a further strengthening of the Group's presence in North America through the acquisition of Cyveillance, Inc, a provider of online monitoring technology to identify and track data in cyberspace. This acquisition should complete in June 2009, following regulatory

approval. The reshaping of the Group for the future also includes a programme of disposals from amongst our large inventory of technologies where others have the market reach to capture more value than we readily can. As part of this, we have completed the part disposal of our investment in Cody Gate Ventures and recently signed a disposal contract for our Underwater Systems Business, together generating £37m of proceeds.

After a year of solid performance in which our underlying earnings per share increased by 18.7%, the Board is proposing an 11.3% increase in the final dividend to 3.25p." - continued ...

(1) Organic growth is calculated at constant foreign exchange rates, adjusting the comparatives to incorporate the results of acquired entities for the same duration of ownership as the current period.

Underlying financial measures are presented as the Board believes these provide a better representation of the Group's long-term performance trends. Definitions of underlying measures of performance can be found in the glossary on pages 29-30.

There will be a preliminary results presentation at IoD hub City of London, New Broad Street House, 35 New Broad Street, London EC2M 1NH at 0930 on 21 May 2009.

The presentation will also be broadcast as a live webcast. If you wish to watch this broadcast, please register in advance at http://www.qinetiq.com/investors. The event will be broadcast at the same address.

There will also be an audiocast of the event which can be heard using the following numbers:

Local London: 0208 817 9301
UK participants: 0845 634 0041
Freephone UK: 0800 634 5205
International: +44 208 817 9301

The presentation will be available at our investor relations page following the event at

http://www.qinetiq.com/investors

For further information please contact:

Media relations: David Bishop, QinetiQ +44 (0)7920 108675
Chris Barrie/Andrew Hey, Citigate Dewe Rogerson +44 (0)20 7638 9571
Investor relations: Lucinda Davies, QinetiQ +44 (0)7733 014 297

Disclaimer

All statements other than statements of historical fact included in this document, including, without limitation, those regarding the financial condition, results, operations and businesses of QinetiQ and its strategy, plans and objectives and the markets and economies in which it operates, are forward-looking statements. Such forward-looking statements, which reflect management's assumptions made on the basis of information available to it at this time, involve known and unknown risks, uncertainties and other important factors which could cause the actual results, performance or achievements of

QinetiQ or the markets and economies in which QinetiQ operates to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Nothing in this document should be regarded as a profit forecast.

Chief Executive Officer's Statement

I am delighted to announce a good set of results for the year ended 31 March 2009. This has been another good year of all-round progress for the Group. Our strategy is focused on developing high end provision of services and solutions in growth areas within the important defence, security and intelligence markets. We have delivered good organic growth, enhanced by targeted acquisitions, improved operating margins and very strong cash generation. These results demonstrate the strength of the Group's operations.

Group Results

Group revenue increased by 18% to £1,617.3m (2008: £1,366.0m), primarily reflecting organic growth in QNA supplemented by targeted acquisitions and the translational impact of a strengthening US dollar. The overall Group level of organic revenue growth (at constant currency) was 7%. Underlying operating profit was up 22% to £155.0m (2008: £127.0m) resulting in a 30bps improvement in the overall operating margin to 9.6% (2008: 9.3%). This was supported by strong underlying operating cash conversion of 105% (2008: 77%) and borrowings remaining comfortably within our banking covenants.

Order intake across the Group increased by 25% to £1,596.0m (2008: £1,277.1m) including the 15-year £150m Maritime Strategic Capability Agreement (MSCA) awarded by the Ministry of Defence (MOD). The Group has maintained a healthy book to bill ratio of 1.1:1 (excluding the LTPA).

Underlying earnings per share increased by 18.7% to 15.9p (2008: 13.4p). We propose to increase the final dividend to 3.25p (2008: 2.92p) bringing the total dividend for the year to 4.75p per share (2008: 4.25p per share). This represents an increase in the total dividend of 11.8% over the prior year and is covered more than three times by earnings. The dividend will be paid on the 4 September 2009 to shareholders on the share register at 7 August 2009.

In order to diversify the source, maturity and currency profile of the Group's debt facilities, in February 2009 the Group completed a private debt placement with US financial institutions totalling $300m, comprising both seven and ten year maturities. The earliest maturity date of our committed facilities is August 2012. At 31 March 2009 freely available cash and short term deposits together with the unutilised element of our committed facilities amounted to £372.4m (2008: £251.3m).

Strategy

We have further strengthened our North American presence through our recent acquisitions in the defense, security and intelligence communities. We have also increased the Group's profile during the year in growing markets such as security and intelligence as well as the UK energy and environment markets.

We continue to grow the business through quality relationships with our customers in the Government, the military and commercial worlds. This year our results have benefited from the strength of these relationships, resulting in additional, and in some cases new, larger contracts being awarded, building on

earlier smaller scale contracts. This reflects our ability to work as a trusted partner and supplier alongside customers including Governments and agencies on large and important projects where delivery is critical.

Now that our US business has reached a critical mass, we can develop synergies between our US and UK operations. There are early examples of technologies and know-how being transferred both ways across the Atlantic. Our SPO and Dragon Runner(tm) products illustrate our ability to transfer products and services between markets. We intend to focus on four capabilities that we can exploit globally: Autonomy and Robotics; Sensors and Spectrum; Cyber Security and Resilience; and Training and Simulation.

Our Australian businesses are making good progress as they establish the QinetiQ brand in the Asia Pacific region. Our profile within the Australian defence market has increased during the year as we look to broaden our presence into new areas.

Overview of Operations

QinetiQ North America (QNA) once again delivered significant organic growth of 15% at constant currency and 42% in reported terms. This performance was supplemented by the DTRI acquisition which enhances our security and defence offerings. Over two thirds of our US business is now focused on the provision of services to a variety of Government customers. The deep domain knowledge of our people, coupled with an understanding of our customers' priorities, enables us to deliver real value, which in turn leads to further opportunities for us. Our Mission Solutions business had an excellent year driven by further new work in the Department of Homeland Security (DHS) and NASA. Systems Engineering grew strongly and won some important, scalable contracts which position the business well for the future. Technology Solutions has had another year of good organic growth, in addition to last year's exceptional performance. This was fuelled by sales of LAST(R) Armor but, importantly, making the first shipments of EARS(R), the sniper detection system and Dragon Runner(tm), our latest Unmanned Ground Vehicle (UGV). The increased use of this technology has been supported by the ongoing campaigns in Iraq and Afghanistan. We expect these products to form a key part of the operations in Afghanistan in the future. QNA achieved a very creditable 10.8% (2008: 11.5%) underlying operating margin, enhanced by the higher margin products, which is at the top end of our US peer group.

EMEA revenue for the year was up 3% in reported terms, although it grew only marginally on an organic basis. This overall result is the consequence of two opposing forces; the contraction in MOD research revenues of some £38m (c.23%) from last year; and the growth in services and solutions. This has been the first complete year that open competition has taken place for MOD research contracts, but the principal effect has been not so much the loss of contracts to competition as the new emphasis on partnerships which result in sharing available income. In addition, the MOD's budgetary pressures have been well publicised resulting in delays in the letting of new supply contracts. Nevertheless, we continue to retain our position as the leading independent provider of research services to MOD and given the decline in this part of the business, we are pleased with the overall performance of the EMEA business which withstood this significant change. The Consulting arm of our business, which focuses on provision of platform-independent advice, grew strongly in the year and has an increasing amount of work outside the traditional MOD customer base, including in the security sector. The transformation of our EMEA business will ensure we are positioned to respond to the change in market dynamics. The Managed Services business has a number of long-term, underpinning, service-based

contracts. It importantly secured its first overseas Unmannned Aerial Vehicle (UAV) managed service contract during the period.

As the MOD continues to focus on value for money offerings and current operational requirements, so we continue to evolve our business to meet their demands. We are continuing to keep careful control of the cost base of the EMEA business and have improved the operating margin from 9.8% in the prior period to 10.4%.

We have an ongoing focus in the EMEA business to develop our core offerings to address customer requirements and dispose of a small number of non-core assets. We continue to transform our EMEA business particularly the technology sectors, Integrated Systems and Applied Technologies, which were merged at the beginning of the new financial year to form Technology Solutions EMEA, ensuring the ongoing transition of this business from research to the provision of technology services and solutions.

In March 2009, an agreement was reached with Coller Capital to dispose of part of QinetiQ's interest in Cody Gate Ventures (CGV) Fund for £13.7m and the release of QinetiQ's prior commitment to contribute a further £3.2m. As a result of this transaction, QinetiQ's allocation of distributions from CGV is now set at an initial level of 25%, with the potential to increase to a maximum of 50%.

The Board

Today we have announced that Mark Elliott will be joining the Board on 1 June as a non-executive director. It is the Board's intention that Mr Elliott will assume the role of Chairman when Sir John Chisholm retires from the QinetiQ Board at the AGM in 2010. In the interim Mr Elliott will be replacing Dr Peter Fellner who will be stepping down from the Board at the close of the Company's AGM on 4 August 2009.

Outlook

As a defence and security services provider, we are well placed for continued growth even as Governments scrutinise their spending and rein in their overall budgets. The physical and cyber security threats to governments and countries remain as prevalent as ever and we believe that defence, security and intelligence continue to be important markets. Further, as an independent technology services provider, we work on many procurement programmes, but are not over exposed to any single one.

In North America, QNA is very focused on resilient markets. We expect a temporary slow down in the placing of orders for our Technology Solutions QNA business as key decision makers in the customer base are appointed by the new Administration and plans for the US surge in Afghanistan finalised. Our services businesses can capitalise further on the positions we have and see defence, security, intelligence and cyber security as particularly attractive markets. Our recent acquisitions put us in a good position to establish ourselves as a leading provider in these fields. We believe we are well placed to respond to the priorities of the new US Administration and position our QNA business for sustainable double digit revenue growth and double digit operating margin.

In EMEA, we continue to face a declining MOD research budget and expect this to continue into 2010, albeit research only represents 15% of EMEA revenues. Our increasing trend towards partnering will help us defend our market share although this results in the passing through of some value to partners. We

expect MOD's budget pressures will continue to affect the awarding of business in general. However, through our proven ability to insert and integrate technology, we are well positioned to respond to new and existing customer needs, particularly where flexibility and value for money are at a premium. We believe that MOD budget pressures will actually play to our core strengths of extending the life and capability of existing equipment as a more cost effective alternative to buying new equipment and outsourcing services which can be more efficiently carried out in the private sector. As we broaden exposure in certain security markets and internationally, we see the opportunity to grow EMEA in mid single digits in the medium term, once the research income has stabilised. Meanwhile, we are carefully controlling our cost base to protect margins. Having reorganised the EMEA business into market-facing sectors last year, we plan further increases in efficiency during the coming year by optimising utilisation and reducing duplication. As a result, we expect to reduce our head-count by approximately 400 during the course of the year, generating annualised savings of approximately £14m and result in an estimated exceptional cost of c.£40m. This programme should complete early in the fourth quarter.

The Defence Training Rationalisation (DTR) programme continued to proceed with our new partner in the Metrix consortium, Sodexo, coming on board in at the beginning of January 2009. Planning applications for the new facility have been submitted. The MOD expects to submit DTR to its Main Gate 2 approval process after the summer in 2009. We, and the customer, are still working for a 2010 financial close. During the year we incurred a further £10.0m of bid costs (2008: £7.1m).

We have started the new financial year with a further strengthening of the Group's presence in North America through the acquisition of Cyveillance, Inc, a provider of online monitoring technology to identify and track data in cyberspace. This acquisition should complete, following regulatory approval, in June 2009. This reshaping of the Group for the future includes a programme of disposals from amongst our inventory of technologies where others have the market reach to capture more value than we readily can. As part of this, we have signed a disposal contract for our Underwater Systems Business, also subject to regulatory approval, which will generate £23.5m of proceeds.

Our confidence in the future prospects of the Group is reflected in today's announced 11.3% increase in the final dividend for the year, subject to the approval of shareholders.

Graham Love

Chief Executive Officer

Group Trading Performance

Group summary for the year ended 31 March

	2009 £m	2008 £m
Orders		
QinetiQ North America	738.6	607.1
EMEA	851.2	662.5
Ventures	6.2	7.5
Total	1,596.0	1,277.1
Revenue		
QinetiQ North America	765.6	540.2
EMEA	842.3	820.1

Ventures	9.4	5.7
Total	1,617.3	1,366.0
Underlying operating profit (1)		
QinetiQ North America	83.0	62.1
EMEA	87.6	80.0
Ventures	(15.6)	(15.1)
Total	155.0	127.0
Underlying operatingmargin(1)	9.6%	9.3%
Operating profit	131.5	76.4
Underlying profit before tax (1)	130.2	109.0
Profit before tax	114.0	51.4
Underlying effective tax rate(1)	20.5%	19.3%
Underlying basic earnings per share(1)	15.9p	13.4p
Basic earnings per share	14.3p	7.2p
Dividend per share	4.75p	4.25p
Net cash flow from operations before reorganisation costs and capital expenditure	202.2	143.9
Underlying cash conversion ratio(1)	105%	77%
Net debt	537.9	379.9
Funded backlog(2)	1,220.2	947.7
Year end headcount	14,060	13,710

(1) Underlying financial measures are presented as the Board believes these provide a better representation of the Group's long-term performance trends. Definitions of underlying measures of performance can be found in the glossary on pages 29-30.

(2) Excluding remaining £4.5bn (2008: £4.7bn) in respect of LTPA contract.

Group Results

The Group book to bill ratio of 1.1:1 excluding the impact of the Long Term Partnering Agreement (LTPA) (2008: 1.1:1) was generated by an order intake increase of 25% compared to last financial year, 15% at constant currency. During the period the EMEA business signed the 15-year MSCA contract securing a revenue stream worth over £150m. The 31 March 2009 funded order backlog increased 29% to £1,220.2m (2008: £947.7m) excluding £4.5bn in respect of the LTPA contract. In addition, QNA has an unfunded backlog of c.$1.5bn (2008: $0.7bn), providing further visibility of future revenues.

Revenue increased 18% with organic revenue growth of 7% (at constant currency). Organic revenue growth in QNA was 15% but marginal in EMEA. The translational impact of the strengthening US dollar increased reported revenues by c.£104.5m compared to last financial year. Underlying operating profit increased by 22% as a result of the revenue growth, coupled with a lower cost base in EMEA and the translational impact of the strengthening US dollar which was £12.0m. The Group operating margin is 9.6% (2008: 9.3%), resulting from a QNA operating margin of 10.8% (2008: 11.5%) and an EMEA operating margin of 10.4% (2008: 9.8%). Underlying earnings per share increased 18.7%.

Underlying operating cash conversion, after capital expenditure, was 105% (2008:

77%), well above our long term target of 80% as a result of a keen focus on cash generation. Net debt at 31 March 2009 was £537.9m compared to £379.9m at 31 March 2008. The currency translation impact of the Group's US dollar denominated debt, including associated derivative contracts was an increase of £163.9m in the year (2008: decrease of £2.6m). Divisional Results for the year ended 31 March

QinetiQ North America

	2009 £m	2008 £m
Revenue		
Mission Solutions	289.5	188.8
Systems Engineering	244.5	175.4
Technology Solutions QNA	231.6	176.0
Total	765.6	540.2
Underlying operating profit	83.0	62.1
Underlying operating margin	10.8%	11.5%
Orders		
MissionSolutions	283.2	206.6
Systems Engineering	267.5	189.3
Technology Solutions QNA	187.9	211.2
Total	738.6	607.1
Funded book to bill ratio	1:1	1:1
Funded backlog	415.0	300.5

(1) During April 2008, QNA realigned the resources of the IT Services business into existing Mission Solutions and Systems Engineering businesses. In addition, an element of the IT Services business was previously transferred to the Technology Solutions QNA business. The prior period comparative figures are restated to reflect these changes. Total QinetiQ North America results are unchanged.

Performance

During the period we experienced particularly strong growth in our North American business, QNA, which reported a 42% increase in reported revenue to £765.6m (2008: £540.2m); 15% of this increase came from organic growth (at constant currency). Organic growth was driven from a variety of new contract wins. These include a contract with NASA, the Iraqi pilot training programme with the US Department of State and a significant increase in customer demand for QNA's armour-related defense products. As QNA has reached critical mass, it is now able to bid and win bigger contracts than its legacy businesses could successfully compete for. Furthermore, focusing on customer priorities and meeting or exceeding customer expectations on delivery leads to further opportunities with existing customers.

Underlying operating profit grew 34% to £83.0m (2008: £62.1m), £12.0m of which was the translational impact of the strengthening US dollar. QNA's margin was 10.8% (2008: 11.5%). The prior year revenue mix included an exceptionally high level of high margin TALON(R) spares sales associated with the US military's increased "surge" in Iraq.

Funded orders in the Mission Solutions and Systems Engineering businesses grew

strongly in the year. This offset a decrease in Technology Solutions. Coupled with a significant amount of new unfunded orders, Mission Solutions and Systems Engineering carry a healthy level of forward visibility into the new year. The Group does not recognise such unfunded awards into the reported backlog until funding is confirmed but they do provide further visibility of future revenues. QNA's unfunded backlog is $1.5bn (2008: $0.7bn). We would normally expect to convert the majority of such awards to funded orders over time.

Acquisitions

In October 2008, the Group completed the acquisition of DTRI. The initial consideration, including transaction costs of $129.8m (£74.2m), will be followed by two further payments on the first and second anniversaries of completion totalling $42.0m (£24.0m). The transaction generated income tax deductions that will be utilisable against the taxable income of QNA providing cash tax benefits to QNA of approximately $60m. DTRI is a leading provider of high end products and services to the US defense and security communities and became part of the Mission Solutions business.

In July 2008, the Group acquired Spectro Inc. for an initial consideration, including transaction costs, of $12.2m (£6.2m). In addition, there is $1.0m (£0.5m) of deferred consideration payable dependant on future financial performance. Spectro provides instruments and systems for machine condition monitoring by the analysis of fuels and lubricants. The acquisition enhances the Technology Solutions business, providing opportunities to transition certain technologies into products.

Following the year end, we announced the signing of an acquisition agreement with Cyveillance, Inc, a provider of online monitoring technology to identify and track data in cyberspace. The transaction will close upon receipt of appropriate US Government regulatory approval, anticipated in June 2009. The acquisition will be settled for an initial cash consideration of $40m (£27.9m), with a potential deferred consideration of up to $40m (£27.9m) depending on the company's financial performance during the two year period ended 31 December 2010. This acquisition will become part of the Missions Solutions business.

Mission Solutions - 38% of QNA revenues

The Mission Solutions business delivers services and solutions in a number of key areas requiring specialised customer mission knowledge. Principal customers of this business stream include NASA, the US Department of Defense and Department of Homeland Security, the US General Services Administration (GSA) and a number of agencies in the classified US defense, intelligence and security communities. The multi-year contracts this business competes for are generally unfunded, receiving funding on a periodic (e.g. annual) basis.

The Mission Solutions business grew organically by 20% this year, driven by its focus on high growth areas within the defense and security communities, homeland security and NASA markets. A key contract win was the five-year $190m NASA Environmental Test and Integration Services (ETIS) which provides engineering and testing support to the Goddard Space Flight Center. In addition, we were awarded a contract by NASA for information management and communication support services at the Kennedy Space Center. This contract is valued at $145m and has a nine year duration. In addition to its NASA contract wins, Mission Solutions was awarded a number of IT-related task orders by the US Department of Homeland Security and expanded its business to a new customer, the US Department of Agriculture, with a contract valued at $37m over three years for software

development services. The business continues to pursue a large number of opportunities and sees a continuing healthy pipeline of business.

Systems Engineering - 32% of QNA revenues

The Systems Engineering business offers independent support for the procurement, development, modification and fielding of key military and missile defense equipment to US government agencies, of which the US Department of Defense (DoD) is the prime customer. As with Mission Solutions, multi-year contracts won by this business are generally unfunded, receiving funding on a periodic basis.

Revenue grew organically in the year by 16%. The growth was largely driven by logistics services and software engineering work for US Army customers and from an expansion of training and simulation work for a variety of US government customers. The Iraqi flight training contract was initially awarded for a three-year period at $62m but has been expanded to in excess of $100m. Other contracts won during the year included technical support to the US Army's fleet of more than 5,000 rotary and fixed wing aircraft, a $65m contract for new work from the US Army for data collection and analysis services in support of military air and ground systems worldwide, and a $27m award for logistics support for the US Marine Corps.

Technology Solutions QNA - 30% of QNA revenues

Technology Solutions provides funded technology research and development services for US defense and security organisations and develops products from its pool of intellectual property.

Organic growth of 7% against a very strong comparator period in 2008 reflects an increased demand for products including LAST(R) Armor, the EARS(R) gunshot localisation system the PADS(R) precision airdrop system and a continued demand for Unmanned Ground Vehicle (UGV) robots.

Over 2,600 TALON(R) robots are now deployed around the world making QinetiQ the world's leading provider of military robots. The evolution of the robot product family continues with the first sales of the world's first safety certified armed robotic land vehicle, Modular Advanced Armed Robotic System (MAARS). A smaller variant of TALON(R), the Dragon Runner(tm), has also been marketed during the year and the first shipment was sold to the UK MOD. UGV revenue in the year totalled $160m (2008: $176m). Towards the end of the year, there was a slowing of orders as the new Administration confirms its plans for Afghanistan.

The business benefited from a significant increase in demand for LAST(R) Armor products, which contributed revenue of $90m (2008: $41m) during the fiscal year.

EMEA

	2009 £m	2008 £m
Revenue		
Managed Services	370.7	370.7
Consulting	145.1	105.4
Technology Solutions EMEA	326.5	344.0
Total	842.3	820.1
Underlying operating profit	87.6	80.0
Underlying operating margin	10.4%	9.8%

Orders		
Managed Services	186.6	195.5
Consulting	315.7	121.2
Technology Solutions EMEA	348.9	345.8
Total	851.2	662.5
Funded Book to bill ratio	1.3:1	1.1:1
Funded backlog (1)	802.0	640.8

(1) Excludes remaining £4.5bn (2008: £4.7bn) in respect of LTPA contract.

Performance

Following its reorganisation in 2008, our EMEA business is better focused with a lower cost base. Reported revenue increased by 3% to £842.3m (2008: £820.1m) with some marginal organic growth, notwithstanding the budget challenges of the MOD, our largest customer. In particular, the reduced level of MOD research work acted as a brake on the growth of the business as a whole. Good growth in the Consulting business helped EMEA make up this shortfall.

Underlying operating profit increased to £87.6m (2008: £80.0m), reflecting the continued focus on improving the efficiency of the business and controlling costs. The reorganisation programme announced last financial year was completed ahead of plan and to the budgeted cost of £32.6m, yielding the targeted savings of £12m on an annualised basis. This programme had completed by the half year stage. These impacts, coupled with tight discretionary cost control and the changes to the terms of the defined benefit pension scheme agreed in June 2008, enabled EMEA to deliver a higher margin of 10.4% during the period (2008: 9.8%).

The book to bill ratio was 1.29:1 and the resulting backlog totalled £802.0m (2008: £640.8m) excluding £4.5bn in respect of the LTPA contract. A number of important contract wins underpinned this such as the 15 year £150m maritime facilities contract awarded by the MOD and the £26m Distributed Synthetic Air Land Training (DSALT) contract.

The merger of our technology focused businesses, Integrated Systems and Applied Technologies, to create the Technology Solutions EMEA business, from 1 April 2009, provides a clearer relationship between the advice and supply sides of our UK business.

Acquisitions and disposals

On 13 October 2008, the Group acquired Commerce Decisions Limited for consideration, including transaction costs, of £12.5m. Commerce Decisions provides tender evaluation software and consulting to UK central government departments. This acquisition has performed well during the period and its unique product offering has greater sales potential across QinetiQ's customer base.

On 14 May 2009 the EMEA business announced the disposal of the Underwater Systems business based in Winfrith, Dorset to Atlas Elektronic UK for a cash consideration of £23.5m. The agreement is subject to regulatory approval and is expected to complete in Summer 2009.

Managed Services - 44% of EMEA revenues

The Managed Services business provides long-term, technology-rich outsourced services to Government customers and independent accreditation and technical services to Government and industry. It has a number of long-term service-based contracts that underpin the business and provide visibility to a wide number of MOD programmes.

Revenue for the period was £370.7m (2008: £370.7m) in line with the prior year which benefited by £9m from the catch up of revenue on closing out the first LTPA five-year pricing period. At the start of the year, the second five-year period of the 25-year Long Term Partnering Agreement (LTPA) with MOD commenced.

The LTPA satisfaction score achieved in the year was 99% compared to a minimum target level of 80%. We also brought into service important elements of the Combined Aerial Targets Services (CATS) contract for the UK's armed services, ensuring that the UK MOD's unmanned sub-sonic aerial targets requirements are delivered worldwide. In June 2008, the business was awarded a ten-year £24m contract for the Harrier Through-Life Support contract and towards the end of the year, won a contract to manage unmanned aerial vehicles (UAV) for an overseas government. This was an important win, proving that we can export our expertise and offer repeatable solutions outside of the UK.

Consulting - 17% of EMEA revenues

The Consulting business draws upon QinetiQ's unique combination of technical and process insight to provide technical advice including decision and project support for both civil and defence customers. Areas of expertise include security, transportation, aerospace, energy, environment and safety.

Consulting delivered a strong performance with organic growth of 17%. Revenue benefited from the first full year's contribution of the Home Office's e-Borders programme and a continued focus on deepening and extending customer relationships, illustrated through the award of contracts such as the 15-year Maritime Strategic Capabilities Agreement (MSCA) with MOD worth £150m. This award extends QinetiQ's existing contracts with MOD for maritime services and expertise, providing the business with increased visibility of future earnings. The contract has positioned us well to secure future additional business in this field, for example, through a contract on the MOD Future Submarine programme where we are leading a consortium to provide impartial specialist technical client advice to reduce programme risk.

QinetiQ Australia has made solid progress in growing its defence and security footprint in the region, following three acquisitions undertaken in February 2008. The Australian businesses have been integrated and the QinetiQ brand is successfully positioned in the marketplace. The business has leveraged its position with key Government and industry clients resulting in new opportunities in the areas of complex weapons management, simulation and modelling and aircraft structural integrity.

Technology Solutions EMEA - 39% of EMEA revenues

Technology Solutions EMEA supplies technology and services and integrates systems for defence, security and intelligence customers. Its business covers manned platforms, autonomous systems, command and information systems, simulation and synthetic training, force protection, physical and digital security and intelligence.

The merger on 1 April 2009 of our technology focused businesses, Integrated Systems and Applied Technologies, creates Technology Solutions and provides a clearer definition between the advice and supply sides of our UK business.

Revenue for Technology Solutions EMEA was £326.5m (2008: £344.0m), representing a decline of 5% on a reported basis. This reflects the well-publicised MOD budget pressures and the significant delay in the letting of new supply contracts. This has been the first complete year that open competition has taken place for MOD research contracts, and whilst we have still achieved a good market share, this work is often now performed by consortia, which leads to us sharing the benefits with our partners.

The business won a three-year $22m follow on research contract from the US Defense Advanced Research Projects Agency (DARPA) to develop a new high altitude sensor for its Large Area Coverage Optical Search While Track and Engage (LACOSTE) programme. A significant win during the year was the £26m Distributed Synthetic Air Land Training (DSALT) programme which builds on an earlier contract to provide synthetic training facilities to deliver pre-deployment training. It is an important example of QinetiQ acting as a prime contractor on a service delivery contract.

Other important contracts awarded were a £16m contract on the high performance electronic warfare systems, surveillance and tracking systems for operational forces and work on the next generation radar technology for the current Royal Navy fleet and future aircraft carriers.

We continue to seek new channels to markets for our technology solutions, for example the passive millimetre SPO technology, developed by the EMEA business, is being tested by the Transportation Security Administration (TSA) in the US. A total of 22 systems have now been sold in the past 12 months and we believe this technology has further global sales potential.

During the period we have continued to extend our presence in the oil and gas industry on enhancing recovery and production from existing reservoirs. We have entered a new phase of an existing contract with a major oil company to build and test bespoke systems and equipment for wireless transfer of electrical power and communication to down-hole devices.

Ventures

QinetiQ Ventures strategy is to realise long-term value in sectors outside the Group's traditional markets, through the exploitation of intellectual property sourced from QinetiQ's core defence and security technology businesses.

	2009 £m	2008 £m
Revenue	9.4	5.7
Operating loss	15.6)	(15.1)
Orders	6.2	7.5
Funded backlog	3.2	6.4

Performance

In the last year, the principal focus of the Ventures business has been to develop QinetiQ's existing pipeline of commercial opportunities at limited cost

and to target investment expenditure on those assets presenting the maximum potential return on investment.

Venture Fund

Cody Gate Ventures I LP (CGV, formerly QinetiQ Ventures LP), the technology venture fund created with Coller Capital in August 2007 to accelerate the development and value realisation of seven of QinetiQ'scontributed investments, continued to develop positively in year. Highlights include Omni-ID, the RFID tagging business for high value IT assets, which has grown its order pipeline in the last year by developing a solid customer base including Mitsubishi, IBM and Johnson & Johnson. Quintel, the antenna solutions business which facilitates the sharing of base station sites across multiple telecom operators, has achieved US sales in year in collaboration with AT&T, with trials in India and Brazil expected in the coming year.

Cash funding of £6.4m was contributed to the fund this financial year (2008: £3.5m). In March 2009, an agreement was reached with Coller Capital to sell part of QinetiQ's interest in CGV in return for a payment of £13.7m and the release of QinetiQ's prior commitment to contribute a further £3.2m. As a result of this transaction, QinetiQ's allocation of distributions from CGV is now set at an initial level of 25%, with the potential to increase to a maximum of 50%. The Group's share of CGV's losses during the year was £7.2m (2008: £4.0m). Following our part disposal, we now hold a passive investment in CGV and therefore will no longer be equity accounting for our share of CGV results in the income statement.

Retained Ventures

The remainder of the Ventures portfolio is characterised by two established businesses, namely Tarsier, the Foreign Object Detection (FOD) system, which provides real-time monitoring of operating runways to improve safety standards and GPS Enabled Telematics, a high sensitivity GPS business, which delivers tracking solutions in difficult operational environments.

The Tarsier business continues to progress positively, as demonstrated by the successful delivery of installations in Dubai, Doha and Heathrow in year, together with the upgrade of the Vancouver installation to include QinetiQ's newly developed proprietary long range day/night cameras. The Tarsier business delivered an increase in revenue of £4.8m in year, and was recognised as a market leader in its field at the recent Jane's Air Traffic Control Awards ceremony by winning the Innovation Award for 2009.

Other Financials

Taxation

The Group's underlying effective tax rate in the year was 20.5% (2008: 19.3%). The Group has benefited from the increase in research and development relief rates in the UK and, in future years, will benefit from enacted tax law changes impacting US State taxes. Overall, the Group effective tax rate is not anticipated to rise significantly in the medium term, subject to any unannounced future tax legislation changes.

More to follow, for following part double-click [nRn2U6157S]

IV. REG-QINETIQ GROUP PLC PRELIMINARY RESULTS FOR YEAR - PART 2

Released: 21/05/2009

Part 2 : For preceding part double click [nRn1U6157S]

Due to the availability of research and development relief and deductions for past service pension contributions made in prior years, the Group has not paid corporation tax on UK profits in the year and does not anticipate paying cash tax in the UK in the short term. The total tax charge for the year was £20.4m (2008: £4.0m).

Earnings per share

Underlying earnings per share increased by 18.7% to 15.9p compared to 13.4p in the prior year. Basic earnings per share increased substantially to 14.3p over the same period compared to 7.2p in the prior year.

Cash flow, net debt and liquidity

The Group's underlying operating cash conversion, post capital expenditure, was 105%, well above the Group's long term target of 80% as a result of a keen focus on cash generation.

The EMEA reorganisation programme, as announced in FY08, completed with a cash outflow of £27.0m in the year. The acquisitions of DTRI, Commerce Decisions and Spectro led to cash consideration in the year of £92.9m (2008: £106.7m). Capital expenditure on property, plant and equipment and intangible assets totalled £32.4m (2008: £43.6m).

The Group paid £2.5m (2008: £17.7m) of US corporation tax in the year. This is lower than in previous years due to the benefit of tax losses arising on US acquisitions. There will be further cash flow benefits in the current year arising from these acquisitions. In subsequent years US taxes paid will revert closer to statutory levels.

The translational impact of a weaker sterling on the Group's US dollar denominated debt, including associated derivative contracts, was an increase of £163.9m (2008: decrease of £2.6m). Closing net debt at 31 March 2009 was £537.9m (31 March 2008: £379.9m). Net debt to adjusted EBITDA at 31 March 2009 was 2.2x (2008: 2.3x), as calculated in accordance with the terms of the Group's credit facilities, comfortably within our banking covenant limit of 3.5x.

In February 2009, the Group further diversified and extended its debt maturity profile and increased the level of facility headroom with the completion of a private placement with US financial institutions totalling $300m. The placement comprises a $62m debt with a seven year maturity profile at a coupon of 7.13% and a $238m debt over ten years at a coupon of 7.62%.

The total committed facilities available to the Group at 31 March 2009 were £893m (31 March 2008: £633m). The earliest maturity date of the Group's committed facilities is August 2012.

Foreign exchange

The primary exchange rate impacting the Group's reported results is the US

dollar / Sterling rate. The relevant exchange rates used in the period are:

	12 months to 31 March 2009	12 months to 31 March 2008
£/US$ - average	1.68	2.01
£/US$ - closing	1.44	1.99
£/US$ - opening	1.99	1.96

Pensions

The 31 March 2009 net pension liability under IAS19, after deferred tax, was £75.8m (31 March 2008: £16.9m). Before tax, the deficit was £105.2m at 31 March 2009 (£23.4m at 31 March 2008). The increase in the net pension liability is principally driven by the reduction in asset prices following the decline in the equity markets in the period, partly offset by a reduction in inflation assumptions used in the valuation of scheme liabilities.

The key assumptions used in the IAS 19 valuation of the scheme are:

Assumption	31 March 2009	31 March 2008
Discount rate	6.5%	6.6%
Inflation	3.1%	3.5%
Salary increase	4.1%	5.0%
Mortality male (currently aged 40)	89	88
Mortality female (currently aged 40)	90	91

Each assumption is selected by the Group in consultation with the Company actuary and taking account of industry practice amongst comparator listed companies. The sensitivity of each of the key assumptions is shown in the table following:

Assumption	Change in assumption	Indicative effect on scheme liabilities
Discount rate	Increase / decrease by 0.1%	Decrease / increase by £14m
Inflation and salary increase	Increase / decrease by 0.1%	Increase / decrease by £15m
Life expectancy	Increase by 1 year	Increase by £15m

The market value of the assets at 31 March 2009 was £647.4m (2008: £784.2m) and the value of scheme liabilities was £752.6m (2008: £807.6m).

With effect from June 2008, the Group changed the terms of the defined benefit section of the pension scheme for future accrual of pension benefits. The changes did not affect past service obligations. Core changes included raising the normal pension age from 60 to 65, moving to career average earnings and offering a range of contribution options that allowed employees to maintain future benefit accrual at rates similar to their current levels, based on a higher rate of employee contribution, or to retain current employee contribution levels by accepting a reduction in the rate of future benefit accrual. During the year the net pension cost charged to the income statement for the defined benefit scheme was £23.4m (2008: £30.5m).

The funding of the defined benefit pension scheme is decided by the Group in conjunction with the trustees of the scheme and the advice of external actuaries. The most recent full actuarial valuation, with an effective date of

30 June 2008, is now complete. The recorded deficit is £111.3m and the company and trustees have agreed a 10 year recovery period with annual payments of £13m. Also as a result of this valuation, the current service contributions have been reset at 11.5% of pensionable payroll, previously 17.5%. This will lead to a c. £9m reduction in annual current service contributions from the present level.

Post balance sheet events

In May, the Group announced it had signed an agreement to acquire Cyveillance, Inc, a provider of online monitoring technology to identify and track data in cyberspace, for an initial cash consideration of $40m, potentially increasing by a further $40m dependent on trading performance up to 31 December 2010.

Also in May the Group announced that it has signed an agreement to dispose of its UK Underwater Systems business for £23.5m.

Both of these transactions are subject to regulatory clearance and are expected to complete in summer 2009.

On 21 May 2009 the Group announced a programme to reduce the headcount of the EMEA business by approximately 400. This will generate annualised savings of approximately £14m and result in an estimated cost of c.£40m, with completion expected early in the fourth quarter.

Consolidated Income statement for the year ended 31 March
all figures in £ million

	2009			2008 (restated**)		
	Before acquisition Amortization and Non-recurring recurring items*	Acquisition amortization and specific non- items	Total	Before acquisition amortization and non-recurring recurring items*	Acquisition amortization and specific non- items	Total
Revenue	1,617.3	-	1,617.3	1,366.0	-	1,366.0
Other operating costs excluding depreciation and amortisation	(1,420.6)	-	(1,420.6)	(1,206.0)	(32.6)	(1,238.6)
Share of post-tax loss of equity accounted joint ventures and associates	(7.2)	-	(7.2)	(4.0)	-	(4.0)
Other income	7.9	-	7.9	9.0	-	9.0
EBITDA (earnings before interest, tax, depreciation and amortisation)	197.4	-	197.4	165.0	(32.6)	132.4
Depreciation of property, plant and equipment	(33.5)	-	(33.5)	(33.0)	-	(33.0)
Amortisation of intangible assets	(8.9)	(23.5)	(32.4)	(5.0)	(18.0)	(23.0)
Group operating profit	155.0	(23.5)	131.5	127.0	(50.6)	76.4
Gain/(loss) on business divestments and unrealised impairment of investments	-	7.3	7.3	-	(7.0)	(7.0)
Finance income	2.6	-	2.6	3.6	-	3.6
Finance expense	(27.4)	-	(27.4)	(21.6)	-	(21.6)
Profit before tax	130.2	(16.2)	114.0	109.0	(57.6)	51.4
Taxation expense	(26.7)	6.3	(20.4)	(21.0)	17.0	(4.0)
Profit for the year attributable to equity shareholders	103.5	(9.9)	93.6	88.0	(40.6)	47.4
Earnings per share						
Basic			14.3p			7.2p
Diluted			14.3p			7.2p
Underlying basic	15.9p			13.4p		

* Specific non recurring items include amounts relating to gain/(loss) on business divestments and unrealised impairment of investments and in 2008 the EMEA reorganisation costs.**In 2008 (restated), the loss on business divestments and unrealised impairment of investments of £7.0 million and the related tax was not disclosed as a specific non-recurring item on the face of the income statement. The 2008 comparative has been reclassified to be consistent with the presentation of this item in 2009. Consolidated Balance Sheet as at 31 March

all figures in £ million	2009	2008
Non-current assets		
Goodwill	638.5	437.4
Intangible assets	164.2	109.1
Property, plant and equipment	332.4	332.4
Financial assets	11.6	15.3
Equity accounted investments	0.7	9.3
Other investments	15.7	14.7
	1,163.1	918.2
Current assets		
Inventories	68.3	56.9
Financial assets	3.1	7.4
Trade and other receivables	532.9	469.0
Current tax	8.6	3.0
Investments	0.6	1.3
Non-current assets classified as held for sale	1.8	1.8
Cash and cash equivalents	262.1	24.5
	877.4	563.9
Total assets	2,040.5	1,482.1
Current liabilities		
Trade and other payables	(447.2)	(374.4)
Provisions	(4.3)	(31.8)
Financial liabilities	(22.1)	(11.8)
	(473.6)	(418.0)
Non-current liabilities		
Retirement benefit obligation	(105.2)	(23.4)
Deferred tax liability	(8.9)	(30.8)
Provisions	(8.8)	(13.9)
Financial liabilities	(792.6)	(415.3)
Other payables	(48.7)	(47.7)
	(964.2)	(531.1)
Total liabilities	(1,437.8)	(949.1)
Net assets	602.7	533.0
Capital and reserves		
Ordinary Shares	6.6	6.6
Capital redemption reserve	39.9	39.9
Share premium account	147.6	147.6
Hedging and translation reserve	39.8	(21.3)
Retained earnings	368.7	360.1
Capital and reserves attributable to shareholders of the parent company	602.6	532.9
Minority interest	0.1	0.1

Total shareholders' funds	602.7	533.0

Consolidated cash flow statement for the year ended 31 March

all figures in £ million	2009	2008
Net cash inflow from operations before 2008 EMEA reorganisation cost	202.2	143.9
Net cash outflow relating to 2008 EMEA reorganisation	(27.0)	(5.6)
Cash inflow from operations	175.2	138.3
Tax paid	(2.5)	(17.7)
Interest received	1.0	1.7
Interest paid	(21.3)	(20.0)
Net cash inflow from operating activities	152.4	102.3
Purchases of intangible assets	(3.3)	(19.9)
Purchases of property, plant and equipment	(29.1)	(23.7)
(Costs)/proceeds from sale of property, plant and equipment	(1.2)	14.9
Equity accounted investments and other investment funding	(5.8)	(7.3)
Purchase of subsidiary undertakings	(92.9)	(106.7)
Net cash/(debt) acquiredwith subsidiary undertakings	3.7	(2.0)
Proceeds from sale of equity accounted investment	13.7	-
Proceeds from sale of interests in subsidiary undertakings	7.2	-
Net cash outflow from investing activities	(107.7)	(144.7)
Cash outflow from repayment of loan notes	(0.5)	(0.1)
Proceeds from bank borrowings	13.3	87.6
Proceeds from loan notes	-	0.5
Proceeds from US Private Placement	210.4	-
Payment of deferred finance costs	(1.5)	(0.5)
Purchase of own shares	(0.8)	(12.8)
Dividends paid to shareholders	(28.9)	(24.9)
Capital element of finance lease rental payments	(2.8)	(3.2)
Capital element of finance lease rental receipts	3.0	3.0
Net cash inflow from financing activities	192.2	49.6
Increase in cash and cash equivalents	236.9	7.2
Effect of foreign exchange changes on cash and cash equivalents	5.7	(0.3)
Cash and cash equivalents at beginning of year	19.5	12.6
Cash and cash equivalents at end of year	262.1	19.5
Cash and cash equivalents	262.1	24.5
Overdrafts	-	(5.0)
Cash and cash equivalents at end of year	262.1	19.5

Reconciliation of movement in net debt for the year ended 31 March

all figures in £ million	2009	2008
Increase in cash and cash equivalents in the year	236.9	7.2
Cash flows from (drawdown)/repayment of loans, private placement and other financial instruments	(226.1)	(87.3)
Change in net debt resulting from cash flows	10.8	(80.1)
Other non cash movements including foreign exchange	(168.8)	1.0
Movement in net debt in the year	(158.0)	(79.1)
Net debt at beginning of period	(379.9)	(300.8)
Net debt at end of the year	(537.9)	(379.9)

Consolidated statement of recognised income and expense for the year ended 31 March

All figures in £ million	2009	2008
Currency translation differences	74.0	(3.3)
Decrease in fair value of hedging derivatives	(17.6)	(6.8)
Movement in deferred tax on hedging derivatives	4.7	1.9
Fair value gains on available for sale investments	0.9	3.2
Impairment of available for sale investments	-	(2.9)
Release of unrealised gain on disposal of businesses	-	(3.5)
Actuarial (loss)/gain recognised in the defined benefit pension schemes	(95.8)	65.5
Increase/(decrease) in deferred tax asset due to actuarial movement in pension deficit	34.1	(12.2)
Net income recognised directly in equity	0.3	41.9
Profit for the year	93.6	47.4
Total recognised income and expense for the year	93.9	89.3
Attributable to:		
Equity shareholders of the parent company	93.9	89.3
Minority interest	-	-
	93.9	89.3

1. Significant accounting policies

Basis of preparation

The financial information included within the preliminary announcement has been prepared using accounting policies consistent with International Financial Reporting Standards (IFRSs) as endorsed by the European Union. The accounting policies followed are the same as those published by the Group within its Annual Report for the year ended 31 March 2008 which is available on the Group's website, www.QinetiQ.com.

The group separately presents acquisition amortisation and specific non-recurring items in the income statement which, in the judgement of the Directors, need to be disclosed separately by virtue of their size and incidence in order for the reader to obtain a proper understanding of the financial information. Specific non-recurring items include amounts relating to gains and losses on business divestments and unrealised impairments of investments and in 2008 the EMEA reorganisation costs.

The following amendments and interpretations to published standards are also effective for accounting periods beginning on or after 1 April 2008:

IFRIC 14, IAS19- The limit on a defined benefit asset, minimum funding requirements and their interaction; and

IFRIC 12 Service concession arrangements.

None of these have any significant impact on the Group's financial statements.

Statutory information

The Board of Directors approved the preliminary announcement on 21 May 2009. Whilst the financial information included in this preliminary announcement has been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union, this announcement does not itself contain sufficient information to comply with all the disclosure requirements of

IFRS and does not constitute statutory accounts of the Company within the meaning of section 240 of the Companies Act 1985. The auditors have reported on the results for the years ended 31 March 2009 and 31 March 2008. Their reports were not qualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. Statutory accounts for the year ended 31 March 2009 will be delivered to the Registrar of Companies following the Company's Annual General Meeting on 4 August 2009. Details of the resolutions to be proposed at that meeting will be included in the notice of Annual General Meeting that will be communicated to shareholders in late June 2009.

2. Segmental analysis

Business segments
Year ended 31 March 2009
all figures in £ million

	QinetiQ N. America	QinetiQ Europe, Middle East & Australasia	Ventures	Eliminations	Total
Revenue					
External sales	765.6	842.3	9.4	-	1,617.3
Internal sales(1)	4.0	-	-	(4.0)	-
	769.6	842.3	9.4	(4.0)	1,617.3
Other information					
EBITDA before share of equity accounted joint ventures and associates	89.5	121.5	(6.4)	-	204.6
Share of equity accounted joint ventures and associates	-	-	(7.2)	-	(7.2)
EBITDA	89.5	121.5	(13.6)		197.4
Depreciation of property, plant and equipment	(6.5)	(26.7)	(0.3)	-	(33.5)
Amortisation of purchased or internally developed intangible assets	-	(7.2)	(1.7)	-	(8.9)
Group operating profit/(loss) before amortisation of intangible assets arising from acquisitions	83.0	87.6	(15.6)	-	155.0
Amortisation of intangible assets arising from acquisitions	(18.0)	(5.5)	-	-	(23.5)
Group operating profit/(loss)	65.0	82.1	(15.6)	-	131.5
Gain on business divestments and unrealised impairment of investments					7.3
Net finance expense					(24.8)
Profit before tax					114.0
Taxation expense					(20.4)
Profit for the year					93.6

(1)Inter-segment sales are priced at fair value and treated as an arm's length transaction.

Business segments
Year ended 31 March 2008
all figures in £ million

	QinetiQ N. America	QinetiQ Europe, Middle East & Australasia	Ventures	Eliminations	Total
Revenue					
External sales	540.2	820.1	5.7	-	1,366.0
Internal sales(1)	0.3	0.5	-	(0.8)	-
	540.5	820.6	5.7	0.8)	1,366.0

Other information					
EBITDA before restructuring costs and share of equity accounted joint ventures and associates	66.2	112.1	(9.3)	-	169.0
Share of equity accounted joint ventures and associates	0.1	0.1	(4.2)	-	(4.0)
EBITDA before restructuring costs	66.3	112.2	(13.5)	-	165.0
Depreciation of property, plant and equipment	(4.1)	(28.2)	(0.7)	-	(33.0)
Amortisation of purchased or internally developed intangible assets	(0.1)	(4.0)	(0.9)	-	(5.0)
Group operating profit/(loss) before EMEA reorganisation and amortisation of intangible assets arising from acquisitions	62.1	80.0	(15.1)	-	127.0
Amortisation of intangible assets arising from acquisitions	(16.2)	(1.8)	-	-	(18.0)
EMEA reorganisation	-	(32.0)	(0.6)	-	(32.6)
Group operating profit/(loss)	45.9	46.2	(15.7)	-	76.4
Loss on business divestments and unrealised impairment of investments					(7.0)
Net finance expense					18.0)
Profit before tax					51.4
Taxation expense					(4.0)
Profit for the year					47.4

(1) Inter-segment sales are priced at fair value and treated as an arm's length transaction.

3. Gain/(loss) on business divestments and unrealised impairment of available for sale investments

For the year ended 31 March

all figures in £ million	2009	2008
Gain/(loss) on business divestments	13.0	(1.8)
Unrealised impairment of available for sale investments	(5.7)	(5.2)
	7.3	(7.0)

The gain on business divestments of £13.0m relates to £3.5m of profit on the disposal of a sales contract by QNA's Mission Solutions business and a £9.5m profit on the disposal of part of the Group's interest in Cody Gate Ventures I LP (formerly QinetiQ Ventures LP) which was held as an equity investment . The disposal of QNA's sales contract resulted from a requirement to dispose of this contract following the change of ownership of Analex Corporation in March 2007.

The current year unrealised impairment of investments relates to a £0.7m (2008:£2.9m) charge in respect of the impairment in the carrying value of pSivida, the quoted investment and a £5.0m (2008: £2.3m) charge in relation to the carrying value of other investments held for sale.

4. Finance income and expense
For the year ended 31 March

all figures in £ million	2009	2008
Receivable on bank deposits	1.0	1.7
Finance lease income	1.6	1.9
Finance income	2.6	3.6

Amortisation of recapitalisation fee	(0.3)	(0.2)
Payable on bank loans and overdrafts	(13.8)	(11.9)
Payable on US$ private placement debt	(10.7)	(7.1)
Finance lease expense	(1.4)	(1.6)
Unwindingof discount on financial liabilities	(1.2)	(0.8)
Finance expense	(27.4)	(21.6)
Net finance expense	(24.8)	(18.0)

5. Taxation expense
For the year ended 31 March

all figures in £ million	2009	2008
Analysis of charge		
UK corporation tax	-	-
Overseas corporation tax	(2.9)	10.1
Overseas corporation tax in respect of prior years	-	-
Total corporation tax	(2.9)	10.1
Deferred tax	22.6	(4.6)
Deferred tax in respect of prior years	0.7	(1.5)
Taxation expense	20.4	4.0

Factors affecting the tax charge in year
The principal factors reducing the Group'scurrent year tax charge below the UK statutory rate are explained below:

Profit before tax	114.0	51.4
Tax on profit before tax at 28% (2008: 30%)	31.9	15.4
Effect of:		
Expenses not deductible for tax purposes, research and developmentrelief and non-taxable items	(17.9)	(13.4)
Unprovided tax losses of overseas subsidiaries, joint ventures and associates	1.4	2.3
Movements in unrecognised deferred tax assets in respect of tax losses	0.7	-
Effect of change in deferred tax rate	-	(1.5)
Deferred tax in respect of prior years	0.9	(1.5)
Effect of different rates in overseas jurisdictions	3.4	2.7
Taxation expense	20.4	4.0

The total tax expense in the year to 31 March 2009 includes a credit of £6.3m for tax on acquisition amortisation and specific non recurring items. The rate on this credit exceeds the overall group tax rate as it primarily relates to tax on items subject to the higher US tax rate.

Factors affecting future tax charges
The effective tax rate continues to be below the statutory rate in the UK primarily as a result of the benefit of research and development relief in the UK. The effective tax rate is expected to remain below the UK statutory rate in the medium term.

6. Dividends
An analysis of the dividends paid and proposed in respect of the years ended 31 March 2009 and 2008 are provided below:

	Pence per share	£m	Date paid/payable

More to follow, for following part double-click [nRn3U6157S]

V. REG-QINETIQ GROUP PLC PRELIMINARY RESULTS FOR YEAR - PART 3

Released: 21/05/2009

Part 3 : For preceding part double click [nRn2U6157S]

Interim 2009	1.50	9.8	Feb 2009
Final 2009 (proposed)	3.25	21.2*	Sep 2009
Total for the year ended 31 March 2009	4.75	31.0	
Interim 2008	1.33	8.7	Feb 2008
Final 2008	2.92	19.1	Sep 2008
Total for the year ended 31 March 2008	4.25	27.8	

*Estimated cost for final proposed dividend in respect of the year ended 31 March 2009. The record date for this dividend will be 7 August 2009.

7. Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity shareholders by the weighted average number of ordinary shares in issue during the year. The weighted average number of shares used excludes those shares bought by the Group and held as own shares. For diluted earnings per share the weighted average number of shares in issue is adjusted to assume conversion of all potentially dilutive ordinary shares arising from unvested share based awards including share options. Underlying earnings per share figures are presented below in addition to the basic and diluted earnings per share as the Directors consider this gives a more relevant indication of underlying business performance and reflects the adjustments to basic earnings per share for the impact of non-recurring items, amortisation of acquired intangible assets and tax thereon.

For the year ended 31 March

		2009	2008
Basic EPS			
Profit attributable to equity shareholder	£m	93.6	47.4
	million	652.7	656.2
Weighted average number of shares			
Basic EPS	pence	14.34	7.22
Diluted EPS			
Profit attributable to equity shareholders	£m	93.6	47.4
	million	652.7	656.2
Weighted average number of shares			
Effect of dilutive securities	million	2.8	3.5
Diluted number of shares	million	655.5	659.7
Diluted EPS	pence	14.28	7.19
Underlying basic EPS			
Profit attributable to equity shareholders	£m	93.6	47.4
Reorganisation costs	£m	-	32.6
(Gain)/loss on business divestments, disposals and unrealised impairment of investments	£m	(7.3)	7.0
Amortisation of intangible assets arising from acquisitions	£m	23.5	18.0

Tax impact of items above	£m	(6.3)	(15.5)
Tax rate change	£m	-	(1.5)
Underlying profit after taxation	£m	103.5	88.0
Weighted average number of shares	million	652.7	656.2
Underlying basic EPS	pence	15.86	13.41

8. Business combinations

In the year to 31 March 2009 the Group made three acquisitions involving the acquisition of 100% of the issued share capital of each company. If these acquisitions had been completed as at 1 April 2008 Group revenue for the year ended 31 March 2009 would have increased by £24.3m to £1,641.6m and Group profit before tax would have increased by £3.5m to £117.5m. The Group acquired two businesses based in North America and one in the UK.

Acquisitions in the year to 31 March 2009
£ million

Company acquired	Date Acquired	Initial cash consideration(1)	Deferred consideration	Goodwill	Fair value of assets acquired(2)	Contribution post acquisition Revenue	Contribution post acquisition Operating profit
QNA acquisitions							
Spectro, Inc.	23 July 08	6.2	0.5	2.2	4.5	5.9	1.1
Dominion Technology Resources, Inc.	17 Oct 08	74.2	22.6	33.6	63.2	16.0	1.4
EMEA acquisitions							
Commerce Decisions Ltd	13 Oct 08	12.5	-	6.4	6.1	2.4	1.0
Current year acquisitions		92.9	23.1	42.2	73.8	24.3	3.5
Update in respect of acquisitions made in the year to 31 March 2008(3)		-	(4.3)	(4.3)	-	-	-
Total		92.9	18.8	37.9	73.8	24.3	3.5

1 Initial cash consideration includes acquisition costs and price adjustments for working capital and net debt.

2 Fair value of assets acquired are provisional.

3 Deferred consideration in relation to a prior year acquisition is updated for an accrued payment which was no longer required as a target was not met.

Set out below are the allocations of purchase consideration, assets and liabilities of the acquisitions made in the year and the adjustments required to the book values of the assets and liabilities in order to present the net assets of these businesses at fair value and in accordance with Group accounting policies. These allocations and adjustments are provisional.

Acquisitions in the year to 31 March 2009 all figures in £ million

	Book value	Fair value adjustment	Fair value at acquisition
Intangible assets	-	53.4	53.4
Property, plant and equipment	0.7	0.2	0.9
Deferred tax asset	-	34.6	34.6
Trade and other receivables	8.1	-	8.1
Other current assets	1.7	-	1.7

Trade and other payables	(7.3)	(2.0)	(9.3)
Cash and cash equivalents	3.7	-	3.7
Debt and other borrowings	-	-	-
Deferred tax liability	-	(19.3)	(19.3)
Net assets acquired	6.9	66.9	73.8
Goodwill			42.2
			116.0
Consideration satisfied by:			
Cash			89.6
Deferred consideration			23.1
Total consideration before costs			112.7
Related costs of acquisition			3.3
			116.0

The fair value adjustments include £53.4m in relation to the recognition of acquired intangible assets less the recognition of a deferred tax liability of £19.3m in relation to these intangible assets. A deferred tax asset of £34.6m was recognised as a result of the acquisition of Dominion Technology Resources, Inc.

Acquisitions in the year to 31 March 2009
£ million

						Contribution post acquisition	
Company acquired	Date Acquired	Initial cash consideration(1)	Deferred consideration	Goodwill	Fair value of assets acquired(2)	Revenue	Operating profit
QNA acquisitions							
ITS Corporation	16 Apr 07	43.1	5.3	29.9	18.5	35.0	3.2
Automatika, Inc.	5 June 07	4.2	0.6	1.8	3.0	1.4	0.2
Applied Perception, Inc.	5 June 07	4.4	0.6	1.8	3.2	1.7	0.0
3H Technology LLC	26 June 07	26.2	1.0	14.6	12.6	16.0	1.4
Pinnacle CSI	21 Jan 08	3.0	-	0.7	2.3	1.2	0.1
EMEA acquisitions							
Boldon James Holdings Ltd	24 Oct 07	13.2	4.3	15.1	2.4	3.4	0.2
Ball Solutions Group Pty Ltd	15 Feb 08	3.5	-	3.4	0.1	0.9	0.0
AeroStructures Group	15 Feb 08	5.5	-	1.9	3.6	0.8	0.1
Novare Services Pty Ltd	15 Feb 08	3.6	0.4	2.7	1.3	0.3	0.1
Current year acquisitions		106.7	12.2	71.9	47.0	60.7	5.3
Update in respect of acquisitions made in the year to 31 March 2007(3)		-	0.4	0.4	-	-	-
Total		106.7	12.6	72.3	47.0	60.7	5.3

1 Initial cash consideration includes acquisition costs and price adjustments for working capital and net debt.

2 Fair value of assets acquired are provisional.

3 Goodwill in relation to the OSEC and Analex acquisitions completed in the prior year increased by £0.4m ($0.8m) due to additional payments being accrued to the vendors

Set out below are the allocations of purchase consideration, assets and liabilities of the acquisitions made in the year and the adjustments required to the book values of the assets and liabilities in order to present the net assets of these businesses at fair value and in accordance with Group accounting policies. These allocations and adjustments are provisional.

Acquisitions in the year to 31 March 2008
all figures in £ million

	Book value	Fair value adjustment	Fair value at acquisition
Intangible assets	1.4	44.2	45.6
Property, plant and equipment	2.5	-	2.5
Trade and other receivables	16.6	(0.1)	16.5
Other current assets	3.9	-	3.9
Trade and other payables	(10.3)	(0.5)	(10.8)
Cash and cash equivalents	4.5	-	4.5
Debt and other borrowings	(6.5)	-	(6.5)
Deferred taxation	(0.5)	(8.2)	(8.7)
Net assets acquired	11.6	35.4	47.0
Goodwill			71.9
			118.9
Consideration satisfied by:			
Cash			105.8
Deferred consideration			12.2
Total consideration			118.0
Related costs of acquisition			0.9
			118.9

9. Cash flows from operations
all figures in £ million

	Year ended 31 March 2009	Year ended 31 March 2008
Profit after tax for the period	93.6	47.4
Adjustments for:		
Taxation expense	20.4	4.0
Net finance costs	24.8	18.0
(Gain)/loss on business divestments	(13.0)	1.8
Unrealised impairment of investment	5.7	5.2
Depreciation of property, plant and equipment	33.5	33.0
Amortisation of purchased or internally developed intangible assets	8.9	5.0
Amortisation intangible assets arising from acquisitions	23.5	18.0
Share of post tax loss of equity accounted entities	7.2	4.0
Net movement in provisions	(32.6)	31.5
	78.4	120.5
Increase in inventories	(2.9)	(17.3)
Decrease/(increase) in receivables	4.4	(49.0)
Increase in payables	1.7	36.7
Changes in working capital	3.2	(29.6)
Cash generated from operations	175.2	138.3
Add back: cash outflow relating to 2008 EMEA organization	27.0	5.6

Net cash flow from operations before 2008 EMEA reorganisation costs	202.2	143.9

10. Analysis of net debt

all figures in £ million

	Year ended 31 March 2008	Cash flow	Non cash movement	Year ended 31 March 2009
Due within one year				
Bank and cash	24.5	231.9	5.7	262.1
Bank overdraft	(5.0)	5.0	-	-
Recapitalisation fee	0.2	0.8	(0.3)	0.7
Loan notes	(0.5)	0.5	-	-
Finance lease receivables	3.0	(3.0)	3.0	3.0
Finance lease payables	(2.8)	2.8	(2.8)	(2.8)
Escrow cash receivable	3.0	(4.2)	1.2	-
Derivative financial assets	1.4	-	(1.3)	0.1
Derivative financial liabilities	(3.7)	-	(16.3)	(20.0)
	20.1	233.8	10.8)	243.1
Due after one year				
Bank loan	(266.7)	(13.3)	(106.2)	(386.2)
Recapitalisation fee	0.9	0.7	-	1.6
US private placement	(132.3)	(210.4)	50.3)	(393.0)
Finance lease receivables	13.0	-	(1.4)	11.6
Finance lease payables	(12.8)	-	1.4	(11.4)
Derivative financial assets	2.3	-	(2.3)	-
Derivative financial liabilities	(4.4)	-	0.8	(3.6)
	(400.0)	(233.0)	(158.0)	(781.0)
Total net debt as defined by the Group	(379.9)	10.8	(168.8)	(537.9)

11. Changes in equity

all figures in £ million

	Issued share Capital	Capital redemption reserve	Share premium	Hedge reserve	Translation reserve	Retained earnings	Total	Minority interest	Total equity
At 1 April 2007	6.6	39.9	147.6	1.1	(14.2)	296.3	477.3	0.1	477.4
Effective portion of change in fair value of net investment hedges	-	-	-	-	1.0	-	1.0	-	1.0
Foreign currency translation differences for foreign operations	-	-	-	-	(4.3)	-	(4.3)	-	(4.3)
Profit for the year	-	-	-	-	-	47.4	47.4	-	47.4
Dividends paid	-	-	-	-	-	(24.9)	(24.9)	-	(24.9)
Purchase of own shares	-	-	-	-	-	(12.8)	(12.8)	-	(12.8)
Share-based payments	-	-	-	-	-	3.8	3.8	-	3.8
Deferred tax on share based payments	-	-	-	-	-	0.2	0.2	-	0.2
Impairment of a previously revalued available for sale investment	-	-	-	-	-	(2.9)	(2.9)	-	(2.9)
Increase in fair value of available for sale investments	-	-	-	-	-	3.2	3.2	-	3.2
Decrease in fair value of hedging derivatives	-	-	-	(6.8)	-	-	(6.8)	-	(6.8)
Deferred tax on hedging derivatives	-	-	-	1.9	-	-	1.9	-	1.9
Release unrealised gain on disposal of businesses	-	-	-	-	-	(3.5)	(3.5)	-	(3.5)
Actuarial gain recognised in the defined benefit pension schemes	-	-	-	-	-	65.5	65.5	-	65.5
Deferred tax asset on actuarial movement on pension deficit	-	-	-	-	-	(12.2)	(12.2)	-	(12.2)
At 31 March 2008	6.6	39.9	147.6	(3.8)	(17.5)	360.1	532.9	0.1	533.0

Effective portion of change in fair value of net investment hedges	-	-	-	-	(107.6)	-	(107.6)	-	(107.6)
Foreign currency translation differences for foreign operations	-	-	-	-	181.6	-	181.6	-	181.6
Profit for the year		-	-	-	93.6	93.6		-	93.6
Dividends paid		-	-	-	-	(28.9)	(28.9)	-	(28.9)
Purchase of own shares		-	-	-	-	(0.8)	(0.8)	-	(0.8)
Share-based payments		-	-	-	-	5.6	5.6	-	5.6
Deferred tax on share-based payments	-	-	-	-	-	(0.1)	(0.1)	-	(0.1)
Increase in fair value of available for sale investments	-	-	-	-	-	0.9	0.9	-	0.9
Decrease in fair value of hedging derivatives	-	-	-	(17.6)	-	-	(17.6)	-	(17.6)
Deferred tax on hedging derivatives	-	-	-	4.7	-	-	4.7	-	4.7
Actuarial loss recognised in the defined benefit pension schemes	-	-	-	-	-	(95.8)	(95.8)	-	(95.8)
Deferred tax on actuarial movement onpension deficit	-	-	-	-	-	34.1	34.1	-	34.1
At 31 March 2009	6.6	39.9	147.6	(16.7)	56.5	368.7	602.6	0.1	602.7

The translation reserve includes the cumulative foreign exchange difference arising on translation since the Group transitioned to IFRS. Movements on hedge instruments, where the hedge is effective, are recorded in the hedge reserve until the hedge ceases.

The capital redemption reserve is not distributable and was created following redemption of preference share capital and the bonus issue of shares.

Own sharesOwn shares represent shares in the Company that are held by independent trusts and include treasury shares and shares held by the employee share ownership plan. Included in retained earnings at 31 March 2009 are 7,911,191 (2008: 7,698,029) of own shares held at a value of £13.7m (2008: £12.9m), the fair value of these shares at year end was £10.5m.

12. Contingent liabilities

Subsidiary undertakings within the Group have given unsecured guarantees of £8.5m at 31 March 2009 (31 March 2008: £5.8m) in the ordinary course of business.

The Group is aware of claims and potential claims by or on behalf of current and former employees, including former employees of the MOD and DERA and contractors, in respect of intellectual property, employment rights and industrial illness and injury which involve or may involve legal proceedings against the Group. The Directors are of the opinion, having regard to legal advice received, the Group's insurance arrangements and provisions carried in the balance sheet, that it is unlikely that these matters will, in aggregate, have a material effect on the Group's financial position, results of operations and liquidity.

The Group has not recognised contingent amounts receivable relating to the Chertsey property which was disposed of during 2004 or the Fort Halstead property disposed of in September 2005. Additional consideration, subject to clawback to the MOD is potentially due upon the purchasers obtaining additional planning consents, with the quantum dependent on the scope of the consent achieved.

13. Post-retirement background to IAS19

Triennial funding valuation

The most recent full actuarial valuation of the defined benefit section of the QinetiQ Pension Scheme was undertaken as at 30 June 2008 and resulted in an actuarially assessed deficit of £111.3m. On the basis of this full valuation the Trustees of the scheme and the Company agreed that the current 17.5% employer contribution rate will change to 11.5%, back dated to 30 June 2008, and there will be deficit recovery payments of £13m per year for a 10 year period.

Introduction and background to IAS 19

International Accounting Standard 19 (Employee Benefits) requires the Group to include in the balance sheet the surplus or deficit on defined benefit schemes calculated as at the balance sheet date. It is a snapshot view which can be significantly influenced by short-term market factors. The calculation of the surplus or deficit is, therefore, dependent on factors which are beyond the control of the Group - principally the value at the balance sheet date of equity shares in which the scheme has invested and long-term interest rates which are used to discount future liabilities. The funding of the scheme is based on long-term trends and assumptions relating to market growth, as advised by qualified actuaries.

There were no outstanding or prepaid contributions at the balance sheet date (March 2008: £nil). Set out below is a summary of the overall IAS 19 defined benefit pension schemes' liabilities. The fair value of the schemes' assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the schemes' liabilities, which are derived from cash flow projections over long periods, and thus inherently uncertain, were:

all figures in £ million	2009	2008	2007	2006
Equities	473.7	620.8	641.5	551.1
Corporate bonds	78.4	83.9	74.5	85.2
Government bonds	83.2	76.3	74.7	74.8
Cash	12.1	3.2	3.4	4.9
Total market value of assets	647.4	784.2	794.1	716.0
Present value of scheme liabilities	(752.6)	(807.6)	(884.9)	(884.4)
Net pension liability before deferred tax	(105.2)	(23.4)	(90.8)	(168.4)
Deferred tax asset	29.4	6.5	27.1	50.4
Net pension liability	(75.8)	(16.9)	(63.7)	(118.0)

Assumptions

The major assumptions (weighted to reflect individual scheme differences) were:

	2009	2008
Rate of increase in salaries	4.1%	5.0%
Rate of increase in pensions in payment	3.1%	3.5%
Rate of increase in pensions in deferment	3.1%	3.5%
Discount rate applied to scheme liabilities	6.5%	6.6%
Inflation assumption	3.1%	3.5%
Assumed life expectancies in years		
Future male pensioners (currently aged 60)	87	87
Future female pensioners (currently aged 60)	89	90
Future male pensioners (currently aged 40)	89	88

Future female pensioners (currently aged 40)	90	91

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice. It is important to note that these assumptions are long term, and in the case of the discount rate and the inflation rate are measured by external market indicators. In light of evidence of changes in life expectancy the assumptions for mortality have changed in the year to 31 March 2009 so that the base tables for mortality have been updated to reflect the latest standard actuarial tables and the allowance for future improvements in life expectancy is now in line with the Medium Cohort projections with minimum annual rates of improvement of 1% for males and 0.5% for females (2008: no underpin for future improvement). The current mortality rates reflect the standard tables PNMA00MC (for males) and PNFA00MC (for females) for members' year of birth. These mortality tables are published by the Continuous Mortality Investigation and adopted by the actuarial profession.

Scheme assets

Expected long-term rates of return on scheme assets (weighted to reflect individual scheme differences) were:

	2009	2008
Equities	8.0%	7.7%
Corporate bonds	6.0%	6.2%
Government bonds	3.8%	4.4%
Cash	4.0%	6.0%
Weighted average	7.1%	7.2%

Return on scheme assets

all figures in £ million	2009	2008
Actual return on plan assets:		
Expected return on scheme assets	56.5	56.8
Actuarial loss on scheme assets	(212.8)	(84.0)
Actual loss on scheme assets	(156.3)	(27.2)

Value of scheme assets

all figures in £ million	2009	2008
Changes to the fair value of scheme assets:		
Opening fair value of scheme assets	784.2	794.1
Expected return on assets	56.5	56.8
Actuarial loss	(212.8)	(84.0)
Contributions by the employer	37.3	32.3
Contributions by plan participants	1.3	6.5
Scheme disposal - Aurix Limited	-	(1.5)
Net benefits paid out and transfers	(19.1)	(20.0)
Closing fair value of scheme assets	647.4	784.2

Changes to the present value of the defined benefit obligation

all figures in £ million	2009	2008
Opening defined benefit obligation	807.6	884.9
Current service cost	26.8	38.9
Interest cost	53.1	48.4
Contributions by plan participants	1.3	6.5

Actuarial gains on scheme liabilities	(117.1)	(149.5)
Scheme disposal - Aurix Limited	-	(1.6)
Net benefits paid out and transfers	(19.1)	(20.0)
Closing defined benefit obligation	752.6	807.6

Total expense recognised in the income statement

all figures in £ million	2009	2008
Pension costs charged to the income statement:		
Current service cost	26.8	38.9
Interest cost	53.1	48.4
Expected return on plan assets	(56.5)	(56.8)
Total expense recognised in the income statement (gross of deferred tax)	23.4	30.5

14. Transactions with MOD

The MOD is a nil% (2008: 18.9%) shareholder in the Group. On 9 September 2008 the MOD completed the sale of its 18.9% holding (124,885,445 ordinary shares) in QinetiQ Group plc via a share placing at an average price of 206 pence per share. The MOD will continue to own its special share in QinetiQ which conveys certain rights. Transactions between the Group and the MOD are disclosed as follows:

Trading

The MOD is a major customer of the Group. An analysis of trading with the MOD, until 9 September 2008 is presented below:

all figures in £ million	5 months to 9 September 2009	Full Year 2008
Sales to the MOD excluding property rental income	279.4	599.1
Property rental income	3.0	6.4
Total income from the MOD	282.4	605.5
Purchased services from the MOD	2.6	8.8

15. Related party transactions with equity accounted investments

The unrecognised share of losses of equity accounted investments at 31 March 2009 was £nil (31 March 2008: £nil). During the year ended 31 March 2009 there were sales to joint ventures of £2.5m (2008: £1.3m) and to associates of £nil (2008: £1.4m). At year end there were outstanding receivables from joint ventures of £nil (2008 £0.4m) and £nil (2008: £nil) from associates. There were no other related party transactions between the Group and its joint ventures and associates in the year.

16. Post balance sheet events

On 6 May 2009 the Group announced the acquisition of 100% of the issued share capital of Cyveillance, Inc., a provider of online monitoring technology to identify and track data in cyberspace. The transaction will close upon receipt of appropriate US Government regulatory approval, anticipated in June 2009. The acquisition will be settled for an initial cash consideration of £27.9m ($40.0m), with an initial deferred consideration of up to £27.9m ($40.0m) depending on the company's financial performance during the two year period

More to follow, for following part double-click [nRn4U6157S]

VI. REG-QINETIQ GROUP PLC PRELIMINARY RESULTS FOR YEAR - PART 4

Released: 21/05/2009

Part 4 : For preceding part double click [nRn3U6157S]
ended 31 December 2010. As the acquisition has not yet completed, it is not practicable to provide information about the assets and liabilities as at the date of acquisition.

On 14 May 2009 the Group announced it had reached an agreement to sell its underwater systems business based in Winfrith, Dorset to Atlas Elektronik UK for a cash consideration of £23.5m. The agreement is subject to regulatory approval and is expected to complete in summer 2009.

On 21 May 2009 the group announced a programme to reduce the headcount of the EMEA business by approximately 400. This will generate annualised savings of approximately £14m and result in an estimated cost of c£40m, with completion expected early in the fourth quarter.

Principal risks and uncertainties

The Group continues to be exposed to a number of risks and uncertainties which management continue to assess, manage and mitigate to minimise their potential impact on the reported performance of the Group.

* ENDS -

Glossary

AGM	-	Annual General Meeting
bn	-	Billion
Book to bill ratio	-	Ratio of funded orders received in the year to revenue for the year, adjusted to exclude revenue from the 25-year LTPA contract
BPS	-	Basis points
C4ISR	-	Command, control, communications, computers, intelligence, surveillance and reconnaissance
CATS	-	Combined Aerial Target Service
Compliance Principles	-	The principles underlying the Compliance Regime, covering impartiality, integrity, conflicts, confidentiality and security
CR	-	Corporate Responsibility
DARPA	-	US Defense Advanced Research Projects Agency
DHS	-	US Department of Homeland Security

DoD	- US Department of Defense
dstl	- Defence Science and Technology Laboratory
DTR	- MOD's Defence Training Rationalisation programme
EBITDA	- Earnings before interest, tax, depreciation, amortisation,gain/loss on business divestments, unrealised impairment of investment and disposal of non-current assets
EMEA	- Europe, Middle East and Australasia
EPS	- Earnings per share
ESA	- European Space Agency
EU	- European Union
Free cash flow	- Net cash flow from operating activities less the net cash flow from the purchase and sale of intangible assets and the purchase and sale of plant, property and equipment
Funded backlog	- The expected future value of revenue from contractually committed and funded customer orders (excluding £4.5bn value of remaining 20 years of LTPA contract)
GWAC	- Government Wide Acquisition Contract
IAS	- International Accounting Standard
IDIQ	- Indefinite delivery indefinite quantity
IFRS	- International Financial Reporting Standards
Interest cover	- The number of times that net finance costs are covered by EBITDA
IP	- Intellectual property
IPO	- Initial Public Offering
KPI	- Key Performance Indicator
LIBID	- London inter-bank bid
LIBOR	- Londoninter-bank offered rate
LSE	- London Stock Exchange
LTPA	- Long-Term Partnering Agreement - 25 year contract established in 2003 to manage the MOD's test and evaluation ranges
m	- million
MOD	- Ministry of Defence

MSCA	-	Maritime Strategic Capabilities Agreement
NASA	-	National Aeronautics and Space Administration (USA)
OEM	-	Original Equipment Manufacturer
Organic Growth	-	The level of year-on-year growth, expressed as a percentage, calculated at constant foreign exchange rates, adjusting the comparatives to incorporate the results of acquired entities for the same duration of ownership as the current period
OSHA	-	Occupational Safety & Health Administration
QNA	-	QinetiQ North America sector
R&D	-	Research & Development
RFID	-	Radio frequency identification
RIDDOR	-	Reporting of Injuries, Diseases &Dangerous Occurrences Regulations
RoSPA	-	Royal Society for the Prevention of Accidents
SME	-	Small and medium sized enterprises
Specific non-recurring items and acquisition amortisation	-	Major restructuring costs, disposal of non-current assets, business divestments, amortisation of intangible asserts arising from acquisitions and impairment of investments
TSR	-	Total shareholder return
UK GAAP	-	UK Generally Accepted Accounting Practice
Underlying earnings per share	-	Basic earnings per share as adjusted for gain/loss on business divestments, disposal of non-current assets, unrealised impairment of investments, major reorganisation costs and amortisation of intangible assets arising from acquisitions and tax thereon
Underlying effective tax rate	-	The tax charge for the year excluding the tax impact on gain/loss on business divestments, disposal of

	non-current assets, unrealised impairment of investments, major reorganisation costs, acquisition amortisation and any tax rate change effect expressed as a percentage of underlying profit before tax
Underlying operating cash conversion	- The ratio of net cash flow from operations (excluding major reorganisations), less outflows on the purchase of intangible assets and property, plant and equipment to underlying operating profit excluding share of post tax loss of equity accounted joint ventures and associates
Underlying operating margin	- Underlying operating profit expressed as a percentage of revenue
Underlying operating profit	- Earnings before interest, tax, gain/loss on business divestments, disposal of non-current assets, unrealised impairment of investments, major reorganization costs and amortisation of intangibles arising on acquisitions
Underlying profit before tax	- Profit before tax excluding gain/loss on business divestments, disposal of non-current assets, unrealised impairment of investments, major reorganisation costs and amortisation of intangible assets arising from acquisitions
Unfunded Orders	- Typically long term contracts awarded by the US government which the customer funds incrementally over the life of the contract. The Group does not recognise such awards into the reported backlog until funding is confirmed.

VII. REG-QINETIQ GROUP PLC NOTICE OF RESULTS

Released: 15/05/2009
com:20090515:RnsO3530S

RNS Number : 3530S

QinetiQ Group plc
15 May 2009

Notice of Results

The QinetiQ Group plc Preliminary Results for the year ended 31st March 2009 will be announced at 0700 hours (BST) on Thursday the 21st of May with an analyst and investor presentation taking place at 0930 hours (BST).

For further information please contact:

David Bishop, Media Relations +44 (0) 7920 108675

Lucinda Davies, Investor Relations +44 (0) 7733 014297

Notes for Editors:

QinetiQ (pronounced "kinetic") is a leading international defence and security technology company with over 8,000 employees in EMEA (Europe, Middle East and Australasia) and more than 5,500 in North America. QinetiQ's vision is to be recognised internationally as a leading provider of technology-based services and solutions to customers in defence, security and related markets. In February 2006, QinetiQ Group plc was listed on the London Stock Exchange and joined the FTSE250 in June 2006. In the year to 31 March 2008, QinetiQ delivered a 19 per cent increase in revenue to £1,366m, including organic growth of 8.6 per cent, and a 20 per cent increase in underlying operating profit to £127m. Underlying earnings per share increased by 19% to 13.4p per share.

VIII. REG-QINETIQ GROUP PLC DIRECTOR/PDMR SHAREHOLDING

Released: 14/05/2009
com:20090514:RnsN2461S

RNS Number : 2461S

QinetiQ Group plc
14 May 2009

DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ

Group plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "Trustee"), notified the Company on 13 May that the following Directors of the Company acquired Shares under the SIP on 12 May 2009 held through the Trustee:

Director	Number of Shares acquired*	Aggregate number of Shares held beneficially following acquisition (across all accounts)
Graham Love	123	5,085,819
David Mellors	123	249

* The Number of Shares acquired includes 92 Partnership Shares acquired at £1.3587 and 31 Matching Shares acquired at £1.3587. Both partnership and matching elements are registered in the name of the Trustee.

The SIP operates as follows.

Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called "Partnership Shares".

At the same time the Company allots to participants via the Trustee or instructs the Trustee to purchase in the market one "Matching Share" for every three Partnership Shares purchased that month.

Dividends paid by the Company to the Trustee in respect of the Partnership and Matching Shares are used by the Trustee to purchase shares in the market. These shares are called "Dividend Shares".

14 May 2009

END

IX. REG-QINETIQ GROUP PLC DISPOSAL

Released: 14/05/2009
com:20090514:RnsN2384S

RNS Number : 2384S

QinetiQ Group plc
14 May 2009

QinetiQ announces the disposal of its underwater systems business

QinetiQ Group plc today announces that it has reached an agreement to sell its underwater systems business based in Winfrith, Dorset to Atlas Elektronik UK for a cash consideration of £23.5m.

The transaction is in line with QinetiQ's strategy to dispose of certain non-core assets within its EMEA business and reallocate capital into higher growth investments.

As is normal with such transactions in the UK defence market, the agreement is subject to regulatory approval and is expected to complete this summer.
ENDS
For further information please contact:

David Bishop, Media Relations	+44 (0) 7920 108675
Lucinda Davies, Investor Relations	+44 (0) 7733 014297

Notes for Editors:
QinetiQ (pronounced "kinetic") is a leading international defence and security

technology company with over 8,000 employees in EMEA (Europe, Middle East and Australasia) and more than 5,500 in North America. QinetiQ's vision is to be recognised internationally as a leading provider of technology-based services and solutions to customers in defence, security and related markets. In February 2006, QinetiQ Group plc was listed on the London Stock Exchange and joined the FTSE250 in June 2006. In the year to 31 March 2008, QinetiQ delivered a 19 per cent increase in revenue to £1,366m, including organic growth of 8.6 per cent, and a 20 per cent increase in underlying operating profit to £127m. Underlying earnings per share increased by 19% to 13.4p per share.

QinetiQ publishes its 2008/09 full year results on 21 May 2009.

QinetiQ's underwater systems business, based in Winfrith, Dorset employs approximately 220 employees. It operates in the areas of hydro-acoustics, sonars, open architecture sonar and combat management systems, acoustic counter measures, submarine signatures, maritime security and control of unmanned maritime vehicles. The business is a provider to the UK Ministry of Defence and other defence departments and corporate customers internationally.

Atlas Elektronik GmbH, the parent company of Atlas Electronik UK, is a company jointly owned by ThyssenKrupp and EADS.
This information is provided by RNS
The company news service from the London Stock Exchange
END
DISVZLBFKEBFBBX

X. REG-QINETIQ GROUP PLC HOLDING(S) IN COMPANY

Released: 13/05/2009
com:20090513:RnsM1680S

RNS Number : 1680S

QinetiQ Group plc
13 May 2009

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: QINETIQ GROUP PLC
2. Reason for notification (yes/no) YES
   An acquisition or disposal of voting rights
   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
   An event changing the breakdown of voting rights
   Other (please specify):______________
3. Full name of person(s) subject to notification obligation:
   Credit Suisse Securities (Europe) Limited
4. Full name of shareholder(s) (if different from 3):
5. Date of transaction (and date on which the threshold is crossed or reached if different): 11.05.09
6. Date on which issuer notified: 12.05.09
7. Threshold(s) that is/are crossed or reached: 3%
8: Notified Details
   A: Voting rights attached to shares

Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
If possible use ISIN code ORD - GB00B0WMWD03	20,871,769	20,871,769	N/A	N/A	N/A	Below 3%	N/A

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument Expiration date Exercise/ conversion period/date
No. of voting rights that may be acquired (if the instrument exercised/converted)
Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
N/A	Below 3%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Limited is part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divsions of CSG

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14 Contact name: Lynton D Boardman, Company Secretary, QinetiQ Group plc

15. Contact telephone number: +44 (0)1252 392000

END

HOLGUUGUAUPBGUW

XI. REG-QINETIQ GROUP PLC HOLDING(S) IN COMPANY

Released: 11/05/2009
com:20090511:RnsK0664S

RNS Number : 0664S

QinetiQ Group plc
11 May 2009

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: QinetiQ Group plc
2. Reason for notification (yes/no)
   An acquisition or disposal of voting rights
   Yes
   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
   An event changing the breakdown of voting rights
   Other (please specify):______________
3. Full name of person(s) subject to the notification obligation: Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.): Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction (and date on which the threshold is crossed or reached if different): 07 May 2009
6. Date on which issuer notified: 11 May 2009
7. Threshold(s) that is/are crossed or reached: From 4% - 3%(L&G)
8. Notified details:
   A: Voting rights attached to shares

if possible using the ISIN CODE

Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
ORD GBP 0.01	26,460,322	26,460,322	26,336,011	26,336,011		3.98	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument   Expiration date   Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted.

% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
26,336,011	3.98

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
   Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) (26,336,011 - 3.98% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited
(Direct) (LGIMHD) (24,209,090 - 3.66% = PMC)
Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited
(PMC) (24,209,090 - 3.66% = PMC)
Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder: N/A
11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A
13. Additional information: Notification using the total voting rights figure of 660,476,373
14. Contact name: Lynton D Boardman, Company Secretary, QinetiQ Group plc
15. Contact telephone number: +44 (0)1252 392000

XII. REG-QINETIQ GROUP PLC ACQUISITION

Released: 06/05/2009
com:20090506:RnsF7446R

RNS Number : 7446R

QinetiQ Group plc
06 May 2009

QinetiQ strengthens presence in US cyber security market through acquisition of Cyveillance, Inc

QinetiQ Group plc announces today it has signed an agreement to acquire Cyveillance, Inc., a provider of online monitoring technology to identify and track data in cyberspace, for initial cash consideration of $40 million. This acquisition positions QinetiQ in the North American and international cyber intelligence markets and is aligned with QinetiQ's strategic focus on key high value, high growth segments of the US defence and security market.

Under the terms of the deal, QinetiQ will acquire 100 per cent of Cyveillance, Inc. from venture capital funds and management for an initial cash consideration of $40 million. There will be potential further consideration of up to a maximum of $40 million depending on the company's financial performance during the two-year period ending 31 December 2010. The acquisition is expected to close in June 2009 following receipt of regulatory approvals.

Cyveillance, Inc. is a venture-capital backed company with 75 employees, based in Arlington, Virginia, USA. Venture capital fund partners include Lazard Technology Partners, ABS Capital Partners, New Enterprise Associates and Black Rock. The company develops and operates online monitoring technology to identify and track data on the internet. It provides preventative, proactive solutions as well as reactive solutions with applications including identity theft management, intellectual property management, competitive intelligence and open source intelligence collection and analysis. It provides an integrated offering to customers who rely on the web for their trading activities.

The acquisition builds on QinetiQ's strategy to grow its North American business whilst supporting QinetiQ North America's ("QNA") focus on key national security markets, specifically in the emerging and growing multibillion dollar cyber security marketplace.
Cyveillance provides integrated cyber security solutions to a range of high profile commercial customers on multi-year subscription fee contracts that give good visibility of future earnings. The acquisition also offers excellent opportunities to roll-out Cyveillance's solutions to QNA's existing customer base including government agencies in the US and worldwide.

In the year to 31 December 2008, Cyveillance, Inc. generated revenues of $10.4 million and recognised an operating loss of $1.6 million. Gross assets as of 31 December 2008 were $5.3 million. It is expected that the acquisition will be earnings accretive in the year ending 31 March 2010 as Cyveillance continues to grow in its traditional commercial markets and as QinetiQ cross-sells the company's unique products and services into its existing government customer base.

Commenting on the acquisition, Graham Love, QinetiQ Group CEO said: "Cyveillance's position in online monitoring technology builds on our existing capability in the growing US cyber security market. It complements our portfolio in security and intelligence solutions and services and provides the potential to leverage further QNA contracts in open source intelligence and technology protection. We believe Cyveillance is well positioned to benefit from the increased importance that the US administration is placing on addressing cyber security as the threat of new and increasingly sophisticated online threats increases."

QinetiQ's preliminary results for the year ended 31 March 2009 will be announced on 21 May 2009.

ENDS

For further information please contact:

David Bishop, Media Relations +44 (0) 7920 108675

Lucinda Davies, Investor Relations +44 (0) 7733 014297

Notes for Editors:

QinetiQ (pronounced "kinetic") is a leading international defence and security technology company with over 8,000 employees in EMEA (Europe, Middle East and Australasia) and more than 5,500 in North America. QinetiQ's vision is to be recognised internationally as a leading provider of technology-based services and solutions to customers in defence, security and related markets. In February 2006, QinetiQ Group plc was listed on the London Stock Exchange and joined the FTSE250 in June 2006. In the year to 31 March 2008, QinetiQ delivered a 19 per cent increase in revenue to £1,366m, including organic growth of 8.6 per cent, and a 20 per cent increase in underlying operating profit to £127m. Underlying earnings per share increased by 19% to 13.4p per share.

XIII. REG-QINETIQ GROUP PLC HOLDING(S) IN COMPANY

Released: 30/04/2009
com:20090430:Rnsd4953R

RNS Number : 4953R
QinetiQ Group plc

30 April 2009

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: QINETIQ GROUP PLC
2. Reason for notification (yes/no) YES
   An acquisition or disposal of voting rights
   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
   An event changing the breakdown of voting rights
   Other (please specify):______________
3. Full name of person(s) subject to notification obligation:
   Credit Suisse Securities (Europe) Limited
4. Full name of shareholder(s) (if different from 3):
5. Date of transaction (and date on which the threshold is crossed or reached if different): 28.04.09
6. Date on which issuer notified: 30.04.09
7. Threshold(s) that is/are crossed or reached: 3%

8: Notified Details
A: Voting rights attached to shares
Class/type of shares   Situation previous to the triggering transaction
Resulting situation after the triggering transaction
If possible use ISIN code

Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
ORD - GB00B0WMWD03	Below 3%	Below 3%	20,871,769	20,871,769	N/A	3.16%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument   Expiration date   Exercise/ conversion period/date   No. of voting rights that may be acquired (if the instrument exercised/converted)
Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
20,871,769	3.16%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
   Credit Suisse Securities (Europe) Limited is part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an

independent management structure and exercises its voting rights independently from other divsions of CSG

Proxy Voting:

10. Name of proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:
13. Additional information:

14 Contact name: Lynton D. Boardman, Company Secretary, QinetiQ Group plc

15. Contact telephone number: +44 (0) 1252 392000

END

HOLWUURACUPBGGU

XIV. REG-QINETIQ GROUP PLC TOTAL VOTING RIGHTS

Released: 29/04/2009
com:20090429:Rnsc3773R

RNS Number : 3773R

QinetiQ Group plc
29 April 2009

QinetiQ Group plc ("the Company") - Voting Rights and Capital

In conformity with the Transparency Directive, the Company is required to notify the market of the following:

The Company's capital consists of 660,476,373 ordinary shares with voting rights. None of these ordinary shares is held in Treasury.

Therefore the total number of voting rights in the Company is 660,476,373.

The above figure of 660,476,373 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Lynton D. Boardman

Company Secretary

Tel: +44 (0)1252 392000

END

TVRBBGDSCUDGGCC

XV. REG-QINETIQ GROUP PLC HOLDING(S) IN COMPANY

Released: 29/04/2009
com:20090429:Rnsc3728R

RNS Number : 3728R

QinetiQ Group plc
29 April 2009

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: QinetiQ Group plc
2. Reason for notification (yes/no)
   An acquisition or disposal of voting rights: Yes
   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
   An event changing the breakdown of voting rights
   Other (please specify):______________
3. Full name of person(s) subject to the notification obligation: Legal & General Group Plc (L&G)
4. Full name of shareholder(s)(if different from 3.): Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction (and date on which the threshold is crossed or reached if different): 24 April 2009
6. Date on which issuer notified: 28 April 2009
7. Threshold(s) that is/are crossed or reached: From 3% - 4%(L&G)
8. Notified details:

A: Voting rights attached to shares
if possible using the ISIN CODE

Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
ORD GBP 0.01	26,415,298	26,415,298	26,460,322	26,460,322		4.00	

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument   Expiration date   Exercise/Conversion Period/ Date
Number of voting rights that may be acquired if the instrument is exercised/ converted.
% of voting rights
Total (A+B)

Number of voting rights	% of voting rights
26,460,322	4.00

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (26,460,322 -4.00% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited(Direct) (LGIMHD) (24,205,904 - 3.66% = PMC)
Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC)(24,205,904 - 3.66% = PMC)
Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)
Proxy Voting:
10. Name of the proxy holder: N/A
11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A
13. Additional information: Notification using the total voting rights figure of 660,476,373
14. Contact name: Lynton D. Boardman, Company Secretary, QinetiQ Group plc

15. Contact telephone number: +44 (0) 1252 392000